UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Micropolis Holding Company Announces Receipt of Audit Opinion with Going Concern Explanation

On June 9, 2025, Micropolis Holding Company (the “Company”) issued a press release announcing that, as previously disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed on May 8, 2025 with the Securities and Exchange Commission, the Company’s audited financial statements contained an audit opinion from its independent registered public accounting firm that included an explanatory paragraph related to the Company’s ability to continue as a going concern.

A copy of the press releases is furnished as Exhibit 99.1 and is incorporated by reference herein.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated June 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: June 9, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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